SCHEDULE 13D — INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13D-2(A).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 7)*

SUNLINK HEALTH SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

501067102

(CUSIP Number)

Karen Beth Brenner
1300 Bristol Street North
Suite 100
Newport Beach, California 92660
(949) 786-1401

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

August 16, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐.

Check the following box if a fee is being paid with this statement    ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.
See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

*As amended by Releases No. 34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25, 1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. — Editor.

(Continued on following page(s))

CUSIP No. 501067102	SCHEDULE 13D	PAGE 2 OF 15 PAGES

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO. OF ABOVE PERSONS FORTUNA INVESTMENT PARTNERS, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,263

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .5%

14.	TYPE OF REPORTING PERSON* PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102	SCHEDULE 13D	PAGE 3 OF 15 PAGES

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO. OF ABOVE PERSONS FORTUNA CAPITAL MANAGEMENT, INC.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,263

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .5%

14.	TYPE OF REPORTING PERSON* CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102	SCHEDULE 13D	PAGE 4 OF 15 PAGES

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO. OF ABOVE PERSONS RONALD J. VANNUKI

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

	7.	SOLE VOTING POWER
NUMBER OF		12,900
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		12,900

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,163

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .8%

14.	TYPE OF REPORTING PERSON* IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102	SCHEDULE 13D	PAGE 5 OF 15 PAGES

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO. OF ABOVE PERSONS FORTUNA UNPLUGGED, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

	7.	SOLE VOTING POWER
NUMBER OF		218,275
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		218,275

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,275

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%

14.	TYPE OF REPORTING PERSON* PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102	SCHEDULE 13D	PAGE 6 OF 15 PAGES

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO. OF ABOVE PERSONS FORTUNA ASSET MANAGEMENT, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

	7.	SOLE VOTING POWER
NUMBER OF		254,006
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		254,006

	10.	SHARED DISPOSITIVE POWER 702,938

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 956,944

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%

14.	TYPE OF REPORTING PERSON* CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102	SCHEDULE 13D	PAGE 7 OF 15 PAGES

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO. OF ABOVE PERSONS KAREN B. BRENNER

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF (with respect to shares over Ms. Brenner has sole dispositive power); N/A (with respect to all other shares in which Ms. Brenner has a beneficial interest.)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

	7.	SOLE VOTING POWER
NUMBER OF		259,006
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		259,006

	10.	SHARED DISPOSITIVE POWER 702,938

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 961,944

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%

14.	TYPE OF REPORTING PERSON* IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102	SCHEDULE 13D	PAGE 8 OF 15 PAGES

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO. OF ABOVE PERSONS BAILEYS FAMILY TRUST

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

	7.	SOLE VOTING POWER
NUMBER OF		378,649
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10.	SHARED DISPOSITIVE POWER 378,649

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,649

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%

14.	TYPE OF REPORTING PERSON* OO (Trust)

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102	SCHEDULE 13D	PAGE 9 OF 15 PAGES

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO. OF ABOVE PERSONS STEVEN BAILEYS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF (with respect to shares over which Mr. Baileys has sole dispositive power); N/A (with respect to all other shares in which Mr. Baileys has a beneficial interest).

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

	7.	SOLE VOTING POWER
NUMBER OF		670,198
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		5,000

	10.	SHARED DISPOSITIVE POWER 665,198

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,198

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%

14.	TYPE OF REPORTING PERSON* IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 501067102	SCHEDULE 13D	PAGE 10 OF 15 PAGES

Item 1. Security and Issuer.

     This filing relates to the Common Stock, without par value (the “Stock”), of SunLink Health Systems, Inc. (the “Company”). The Stock trades on the American Stock Exchange. The Company’s principal executive offices are located at 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339; the Company’s telephone number at that location is (770) 933-7000. The number of issued and outstanding shares of Stock as of September 12, 2002, as set forth in the Company’s Annual Report on Form 1O-K for the period ended June 30, 2002, is 4,997,592.

Item 2. Identity and Background.

     (a)  This statement is filed by (i) Fortuna Investment Partners, L.P., a California limited partnership (“Fortuna Investment Partners”) with respect to shares of Stock held or beneficially owned by the partnership; (ii) Fortuna Capital Management, Inc. (“Fortuna Capital Management”) as general partner and discretionary investment adviser of Fortuna Investment Partners; (iii) Ronald J. Vannuki as sole shareholder and president of Fortuna Capital Management; (iv) Fortuna Asset Management, LLC, successor to Fortuna Advisors, Inc. (“Fortuna Asset Management”) as discretionary investment adviser with respect to shares of Stock held or beneficially owned by its advisory clients; (v) Karen B. Brenner with respect to shares of Stock held or beneficially owned by her and as sole shareholder and managing member of Fortuna Asset Management (including stock held by or beneficially owned by Fortuna Unplugged due to the fact that Fortuna Asset Management serves as the General Partner of Fortuna Unplugged), (vi) The Baileys Family Trust with respect to shares of Stock held by the Baileys Family Trust, and (vii) Steven Baileys as Trustee of The Baileys Family Trust,(vii) Fortuna Unplugged, L.P. (“Fortuna Unplugged”), a California limited partnership with respect to shares of Stock held or beneficially owned by the partnership (all of Fortuna Investment Partners Stock is invested in Fortuna Unplugged), to amend the holdings previously reported by such persons, and to delete certain persons due to recent transactions. The foregoing persons hereinafter sometimes are referred to collectively as the “Reporting Persons” or the “Group”.

     (b)  The principal business address of (i) Fortuna Investment Partners; (ii) Fortuna Capital Management; and (iii) Ronald J. Vannuki is 10877 Wilshire Blvd., Suite 1500, Los Angeles, Ca. 90024. The principal business address of (i) Fortuna Asset Management; (ii) Fortuna Unplugged; and (iii) Karen B. Brenner is 1300 Bristol Street North, Suite 100, Newport Beach, California 92660. The principal address of The Baileys Family Trust and Steven Baileys is c/o Karen B. Brenner, P.O. Box 9109, Newport Beach, California 92658-9109.

     (c)  The business of (i) Fortuna Unplugged and Fortuna Investment Partners is that of private investment partnerships engaging in the purchase and sale of securities for investment for their own account; (ii) Fortuna Capital Management is the general partner of Fortuna Investment Partners; and (iii) Ronald J. Vannuki is the president of Fortuna Capital Management and a registered representative with Wachovia Securities. Mr. Vannuki also serves as a director of Sunlink Health Systems, Inc.

CUSIP NO. 501067102	SCHEDULE 13D	PAGE 11 OF 15 PAGES

     The business of (i) Fortuna Asset Management is the provision of discretionary investment management services to clients and (ii) Karen B. Brenner is president of Fortuna Asset Management. Fortuna Asset Management is also the general partner of Fortuna Unplugged. Ms. Brenner also serves as a director of SunLink Health Systems, Inc.

     The business of (i) The Baileys Family Trust is an investor, and (ii) Steven Baileys is a private investor and serves as the Trustee of The Baileys Family Trust.

     (d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)  (i) Fortuna Investment Partners and Fortuna Unplugged are California limited partnerships; (ii) Fortuna Capital Management is a California corporation; (iii) Ronald J. Vannuki is a United States citizen; (iv) Fortuna Asset Management is a California limited liability corporation; (v) Karen B. Brenner is a United States citizen; (vi) The Baileys Family Trust is a California Trust dated 9/4/96, and (vii) Steven Baileys is a United States citizen.

Item 3. Source and Amount of Funds and Other Consideration

     The original net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Fortuna Investment Partners was $228,044. After Fortuna Investment Partners transferred its Stock to Fortuna Unplugged its basis was adjusted downward, as the partnership recognized a loss on the transfer. Fortuna Investment Partners’ pro-rata basis in Fortuna Unplugged is $12,173. The source of funds for this consideration was working capital.

     The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Fortuna Unplugged, LP is $105,197. The source of funds for this consideration was working capital.

     The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Fortuna Asset Management is $123,562 (exclusive of the shares owned by The Baileys Family Trust and Steven Baileys but excluding all shares owned directly by Karen Brenner or her personal pension accounts). The source of funds for this consideration was clients’ personal funds.

     The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Karen B. Brenner is $78,283 (exclusive of the shares she beneficially owns through Fortuna Asset Management and Fortuna Unplugged). The source of funds for this consideration was personal funds.

     The net investment cost (including commissions if any) of the shares of Stock beneficially owned by The Baileys Family Trust is $1,839,916. The source of funds for this consideration was working capital.

     The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Steven Baileys is $1,377,158(exclusive of shares beneficially owned through The Baileys Family Trust). The source of funds for this consideration was personal funds and a gift from the Baileys Family Trust.

CUSIP NO. 501067102	SCHEDULE 13D	PAGE 12 OF 15 PAGES

Item 4. Purpose of the Transaction

     The purpose of the acquisition of the shares by the Group is to participate in the active management of the Company and to gain representation on the Company’s Board of Directors. Each member of the Group may make further purchases of shares of Stock from time to time and may dispose of any or all of the shares of Stock held by it at any time.

Item 5. Interest in Securities of the Issuer

     (a)  As of the date hereof, each member of the Group has the following interest in the securities of the Issuer:

     (i)  Fortuna Investment Partners through its interest in Fortuna Unplugged beneficially owns 25,263 shares of Stock, which includes 17,541 warrants to purchase shares of Stock. Fortuna Investment Partners is the beneficial owner of .5% of the Stock.

     (ii)  Fortuna Capital Management, as general partner and discretionary investment adviser to Fortuna Investment Partners, beneficially owns 25,263 shares of Stock, which includes 17,541 warrants to purchase shares of Stock. Fortuna Capital Management is the beneficial owner of .5% of the Stock.

     (iii)  Ronald J. Vannuki, as an individual and as sole shareholder and president of Fortuna Capital Management, beneficially owns 38,163 shares of Stock, which includes 25,041 options and warrants to purchase shares of Stock. Mr. Vannuki is the beneficial owner of .8% of the Stock.

     (iv)  Fortuna Unplugged as a private investment partnership engaging in the purchase and sale of securities for investment for their own account beneficially owns 218,275 shares of Stock. Fortuna Unplugged is the beneficial owner of 4.4% of the Stock.

     (v)  Fortuna Asset Management as discretionary investment adviser to clients whose accounts hold the Stock, beneficially owns 956,944 shares of Stock inclusive of the Baileys Family Trust, Steve Baileys, Fortuna Unplugged and Karen Brenner beneficially owns shares of Stock , which includes 259,160 warrants to purchase shares of Stock. Fortuna Asset Management is the beneficial owner of 19.1% of the Stock.

     (vi)  Karen B. Brenner, as sole shareholder of Fortuna Asset Management and as a direct owner of shares of Stock, beneficially owns 961,944 shares of Stock, which includes 264,160 options and warrants to purchase shares of Stock. Ms. Brenner is the beneficial owner of 19.2% of the Stock.

     (vii)  The Baileys Family Trust beneficially owns 378,649 shares which includes 52,041 warrants. The Baileys Family Trust is the beneficial owner of 7.6 of the Stock.

     (viii)  Steven Baileys, as individual and as Trustee of The Baileys Family Trust, beneficially owns 670,198 shares including 107,982 options and warrants. Steven Baileys is the beneficial owner of 13.4% of the Stock.

     The Group in the aggregate may be deemed to own an aggregate of 19.4% of the Stock.

CUSIP NO. 501067102	SCHEDULE 13D	PAGE 13 OF 15 PAGES

     (b)

			Power to Vote		Power to Dispose

	No. of Shares
	Beneficially	Percentage
	Owned (#11)	of Class (#13)	Sole (#7)	Shared (#8)	Sole (#9)	Shared (#10)

Fortuna Investment Partners	25,263	.5%	0	0	0	0

Fortuna Unplugged, LP	218,275	4.4%	218,275	0	218,275	0

Fortuna Capital Management	25,263	.5%	0	0	0	0

Ronald J Vannuki	38,163	.8%	12,900	0	12,900	0

Fortuna Asset Management	956,944	19.1%	254,006	0	254,006	702,938

Karen B. Brenner	961,944	19.2%	259,006	0	259,006	702,938

Baileys Family Trust	378,649	7.6%	378,649	0	0	378,649

Steven Baileys	670,198	13.4%	670,198	0	5,000	665,198

CUSIP NO. 501067102	SCHEDULE 13D	PAGE 14 OF 15 PAGES

     (c)  The trading dates, number of shares purchased or sold and price per share for all transactions by the Reporting Persons since January 10, 2001 are set forth on Schedule A hereto. All such transactions were open market transactions or transfers between related accounts and were effected on the American Stock Exchange or privately between related accounts. No other transactions were effected by the Reporting Persons during such period.

     (d)  No person other than each respective owner referred to herein of Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Stock.

     (e)  Not applicable.

Item 6  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7  Matter to be Filed as Exhibits

     No new exhibits. Exhibits previously filed by the Reporting Persons are incorporated herein by this reference.

CUSIP NO. 501067102	SCHEDULE 13D	PAGE 15 OF 15 PAGES

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October      , 2002

FORTUNA INVESTMENT PARTNERS, L.P.

By:	Fortuna Capital Management, Inc. its General Partner

	By:	/s/ Ronald J. Vannuki

Ronald J. Vannuki, President

FORTUNA CAPITAL MANAGEMENT, INC.

By:	/s/ Ronald J. Vannuki

Ronald J. Vannuki, President

/s/ Ronald J. Vannuki

Ronald J. Vannuki Individual

FORTUNA ASSET MANAGEMENT, LLC

By:	/s/ Karen B. Brenner

Karen B. Brenner, Managing Member

/s/ Karen B. Brenner

Karen B. Brenner Individual

FORTUNA UNPLUGGED, L.P.

By:	/s/ Karen B. Brenner

Karen B. Brenner, Managing Member, Fortuna Asset Management, LLC General Partner

THE BAILEYS FAMILY TRUST

By:	/s/ Steven Baileys

Steven Baileys, Trustee Officer

/s/ Steven Baileys

Steven Baileys Individual

Schedule A

Transactions Since 1/10/01

				Broker Effecting
Party	Trade Date	Bought (Sold)	Net Amount	Per Share Transaction

Ron Vannuki 5/01	7,600 Shares	$12,980.31	$1.71	Wachovia
Fortuna Unplugged 01/10/01	2,000 Shares	$3,120.00	$1.56	Bear Stearns
Fortuna Unplugged 01/19/01	7,000 Shares	$11,952.5	$1.71	Bear Stearns
Fortuna Unplugged 02/22/01	2,700 Shares	$4,239.00	$1.57	Bear Stearns
Fortuna Unplugged 02/23/01	1,000 Shares	$1,690.00	$1.69	Bear Stearns
Fortuna Unplugged 02/27/01	6,000 Shares	$9,340.20	$1.56	Bear Stearns
Fortuna Unplugged 02/28/01	1,000 Shares	$1,660.00	$1.66	Bear Stearns
Fortuna Unplugged 03/02/01	2,200 Shares	$3,366.00	$1.53	Bear Stearns
Fortuna Unplugged 03/06/01	5,000 Shares	$7,750.00	$1.55	Bear Stearns
Fortuna Unplugged 03/08/01	1,000 Shares	$1,560.00	$1.56	Bear Stearns
Fortuna Unplugged 03/09/01	1,300 Shares	$1,950.04	$1.52	Bear Stearns
Fortuna Unplugged 03/15/01	1,500 Shares	$2,225.00	$1.48	Bear Stearns
Fortuna Unplugged 04/04/01	700 Shares	$1,045.00	$1.49	Bear Stearns

Steve Baileys 8/16/02	50,000 Shares	N/A	N/A	PRIVATE TRANSFER TO THIRD PARTY

Fortuna Investment Partnership 5/01/01	34,318 Shares	N/A shares transferred to Fortuna Unplugged
Fortuna Investment Partnership 5/01/01	151,557 Warrants	N/A shares transferred to Fortuna Unplugged